Exhibit 14.1

STARCO BRANDS, INC.

Code of Business Conduct and Ethics

Adopted August 23, 2023

Introduction

This Code of Business Conduct and Ethics (“Code”) has been adopted by the Board of Directors (the “Board”) of Starco Brands, Inc. and its subsidiaries (the “Company”) and summarizes the standards that guide our actions. Although this Code covers a wide range of business practices and procedures, it cannot and does not cover every issue that may arise or situation where ethical decisions must be made. Instead, the Code provides guiding principles that represent Company policies and establishes conditions for employment at the Company.

Together, we strive to foster a culture of honesty and accountability. Our commitment to the highest level of ethical conduct should be reflected in the Company’s activities including, but not limited to, relationships with employees, customers, suppliers, competitors, the government, the public and our shareholders. Our employees, officers and directors must conduct themselves according to the language and spirit of this Code and seek to avoid even the appearance of improper behavior. Even well-intentioned actions that violate the law or this Code may result in negative consequences for the Company and for the individuals involved.

One of our Company’s most valuable assets is its reputation for integrity, professionalism and fairness, and our actions are the foundation of our reputation.

Who Must Follow the Code

All employees of the Company, including corporate officers and members of our Board (collectively, “Employees”) are required to read, understand, and meet the standards and obligations in this Code. We also expect our third-party business partners, such as consultants, agents, suppliers, and contractors to follow the spirit of the Code, when working on our behalf.

Honest and Ethical Conduct

The Code is intended to promote high standards of integrity, honestly and ethical behavior. Employees must act with integrity and observe the highest ethical standards of business conduct in their dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom we contact in the course of performing our jobs.

Compliance with Laws and Regulations

Employees should comply, in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates. If you have questions about compliance, you should consult with the Company’s outside legal counsel via the Company’s Chief Operating Officer (“COO”).

Conflicts of Interest

At all times, Employees must act in the best interests of the Company while performing their job duties. Among other things, this means that Employees must avoid conflicts of interest. A conflict of interest occurs when an Employee’s ability to perform their job becomes affected by personal interests or the interests of a third party. These competing interests may limit your ability to perform your job objectively and without bias. Conflicts of interest could arise in certain situations, including:

●	Outside employment, advisory roles, board seats, or personal businesses;

●	Personal investments in companies that compete with or are similar to the Company;

●	The Company investing in a business in which you are a stockholder or director;

●	Business opportunities found through your Company duties;

●	Conducting Company business with family members or other related persons; and

●	Accepting excessive gifts, entertainment, or other items of value as part of your role at the Company.

Potential conflicts of interest are not uncommon or necessarily prohibited. If you are faced with a potential conflict of interest, contact the Company’s outside legal counsel via the Company’s COO before taking any action.

Trading on Inside Information

Using non-public Company information to trade in securities, or provide a family member, friend or any other person with a “tip,” is illegal. All non-public, Company information should be considered inside information and should never be used for personal gain or to enable others to gain from trades in our stock. You are required to familiarize yourself and comply with the Company’s Policy on Trading in Company Securities.

Disclosure

The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

Each Employee who contributes to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each Employee must fully cooperate with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

Each Employee involved in the Company’s disclosure process must:

●	Be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

●	Take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

Protection and Proper Use of Company Assets

It is every Employee’s responsibility to protect Company assets against loss, theft or other misuse. Loss, theft and misuse of Company assets directly affects our profitability. The sole purpose of the Company’s equipment, vehicles, supplies and technology is the conduct of our business, and may only be used for Company business consistent with Company guidelines. Please report any suspected loss, theft, or misuse to your supervisor.

Corporate Opportunities

All Employees owe a duty to the Company to advance its interests when the opportunity arises. Employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered using Company assets, property, information or position. Employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no Employee may compete with the Company.

Protection of Confidential Proprietary Information

Confidential information generated and gathered in our business is a valuable Company asset. Protecting this information plays a vital role in our continued growth and ability to compete, and Employees must maintain such information in strict confidence, except when disclosure is authorized by the Company or required by law.

Confidential information includes all non-public information that might be useful to competitors or that could be harmful to the Company, its customers or its suppliers if disclosed. Confidential information can include intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business research and new product plans, objectives and strategies, records, databases, employee medical information, customer, employee and suppliers lists and any unpublished financial or pricing information must also be protected.

Your obligation to protect the Company’s confidential information continues even after you leave the Company.

Fair Dealing

Each Employee must deal fairly with customers, suppliers, competitors, the public and one another at all times and in accordance with ethical business practices. Employees may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. No bribes, kickbacks or other payments in any form should be made to or for anyone for the purpose of obtaining or retaining business or obtaining any other favorable action. The Company and any Employee involved may be subject to disciplinary action and potential civil or criminal liability for violation of this policy.

Occasional business gifts to, or entertainment of, non-government employees in connection with business discussions or the development of business relationships are generally appropriate in the conduct of Company business and must comply with the Company’s Anti-Bribery and Anti-Corruption policy. However, these gifts should be given infrequently and their value should be modest. Gifts or entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted.

Practices acceptable in a commercial business environment may be against the law or policies governing federal, state or local government employees. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the Legal Department.

Except in certain limited circumstances, the Company prohibits giving anything of value directly or indirectly to any “foreign official” for the purpose of obtaining or retaining business. When in doubt as to whether a contemplated payment or gift is allowed, contact the legal department before taking any action.

Equal Opportunity, Non-Discrimination and Fair Employment

The Company’s policies for recruitment, advancement and retention of employees forbid discrimination due to any criteria prohibited by law, including but not limited to race, sex and age. Our policies are designed to ensure that employees are treated, and treat each other, fairly and with respect and dignity. In keeping with this objective, the Company will not tolerate conduct involving discrimination or harassment of others.

Environment, Health and Safety

The Company is committed to conducting its business in compliance with all applicable environmental and workplace health and safety laws and regulations. The Company strives to provide a safe and healthy work environment for our employees and to avoid adverse impact and injury to the environment and communities in which we conduct our business. It is the responsibility of all Employees to achieve this goal.

Compliance with Antitrust Laws

Antitrust laws prohibit agreements among competitors on such matters as price, terms of sale to customers and allocating markets or customers. Antitrust laws can be complex, and violations may subject the Company and its Employees to criminal sanctions, including fines, jail time and civil liability. If you have any questions, consult the Company’s outside legal counsel via the COO.

Political Contributions and Activities

Any political contributions made by or on behalf of the Company and any solicitations for political contributions of any kind must be lawful and in compliance with Company policies. This policy applies solely to the use of Company assets and is not intended to discourage or prevent individual Employees from making political contributions or engaging in political activities on their own behalf. No Employee may be reimbursed directly or indirectly by the Company for personal political contributions.

Compliance with This Code and Reporting of Any Illegal or Unethical Behavior

Employees are expected to comply with all provisions of this Code. The Code will be strictly enforced, and violations will be dealt with immediately, including by subjecting persons who violate its provisions to corrective and/or disciplinary action such as dismissal or removal from the Company. Violations of the Code that involve illegal behavior will be reported to the appropriate authorities.

Situations which may involve a violation of ethics, laws, regulations or this Code may not be clear and may require the exercise of judgment or the making of difficult decisions.

Any concerns about a violation of ethics, laws, regulations or this Code by any Employee should be reported promptly to the Company’s outside legal counsel or to the Audit Committee of the Board of Directors for accounting and audit-related concerns, or if no Audit Committee, the full Board of Directors. The Company’s outside legal counsel shall notify the Audit Committee (or, as applicable, the full Board of Directors) of all such reports.

The Company intends to thoroughly investigate all good faith reports of violations. All Employees are required to cooperate in such investigations. The Company will not tolerate any retaliation in response to reports regarding misconduct that were made in good faith. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the successful implementation of this Code.

The Company recognizes the need for this Code to be applied equally to everyone it covers. The Company’s (COO/outside counsel) will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Audit Committee, and the Company will devote the necessary resources to enable the (outside counsel/COO) to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with the Code. Questions concerning this Code should be directed to the legal department.

Waivers and Amendments

Any waiver of the provisions in this Code for executive officers or directors may only be granted by the Board of Directors or a committee of the Board and will be disclosed to the Company’s shareholders within four business days. Any waiver of this Code for other employees may only be granted by the (CEO/COO). Amendments to this Code must be approved by the Nominating and Corporate Governance Committee of the Board of Directors and amendments of the provisions in this Code will also be promptly disclosed to the Company’s shareholders.